GREENBERG TRAURIG, LLP

3161 Michelson Drive, Suite 1000

Irvine, California 92612

(949) 732-6500

Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

September 27, 2019

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Re:	TFF Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed on August 20, 2019

SEC File No. 333-233378

Ladies and Gentlemen:

On behalf of our client, TFF Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Glenn Mattes, Chief Executive Officer of the Company, dated August 29, 2019 on the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated August 29, 2019, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Registration Statement on Form S-1 filed August 20, 2019

Estimated Use of Proceeds, page 58

1.	We note your revised disclosure in response to our prior comment 12 in our letter dated November 8, 2018 that your cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to fund the development of TFF Vori and TFF Tac-Lac through the completion of their proposed Phase II studies. We also note that you believe you will need to complete Phase I and Phase IIb/IIIa studies prior to filing for marketing approval for TFF Tac-Lac. Please further revise your disclosure here and elsewhere, as appropriate, to clarify whether you will be able to complete all proposed clinical trials for TFF Tac-Lac with your cash and cash equivalents together with the net proceeds of this offering. If not, please clarify how far it will allow you to proceed in the development of TFF Tac-Lac and the sources of other funds needed to complete the Phase IIb/IIIa studies for TFF Tac-Lac. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: We have revised the disclosure in the “Estimated Use of Proceeds” section on page 59 and elsewhere as appropriate to clarify that the Company expects that its cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund the development of its two initial product candidates, TFF Vori and TFF Tac-Lac, through the completion of their proposed Phase II studies and Phase IIb/IIIa studies, respectively, as described in this prospectus.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

September 27, 2019

2.       Description of Securities, page 60

Your revised disclosure on pages 25 and 65 states that your exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act; however, your amended bylaws and amended certificate of incorporation only carve out Exchange Act claims from these provisions. If these provisions also do not apply to actions arising under the Securities Act, please ensure that the provisions in your governing documents state this clearly.

Response: On behalf of the Company, please be advised that the Company hereby undertakes to include in the Risk Factor sections of all future reports and registration statements the risk factor located on page 26 captioned, “Our Certificate and amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees”, including the statement, “These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.” As previously discussed with the Staff, we believe that the exclusive forum provisions in the Company’s charter documents do not apply to Securities Act claims and that the Company’s undertaking to provide future and ongoing disclosure of this matter is a satisfactory resolution of the Staff’s concern in light of the time and cost of amending the Company’s charter documents.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

September 27, 2019

The Company has endeavored to fully respond to the Staff’s comments set forth in its letter dated August 29, 2019. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	TFF Pharmaceuticals, Inc.

Christine Torney, Esq.

Mark Brunhofer, Esq.

Irene Paik, Esq.

Mary Beth Breslin, Esq.

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM